                                                               Exhibit 99(iv)


                          THE KITCHEN COLLECTION, INC.


                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1997 AND 1996

                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors and Stockholder of The Kitchen Collection, Inc.:


We have audited the accompanying balance sheets of THE KITCHEN COLLECTION, INC. (a Delaware corporation) as of December 31, 1997 and 1996, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Kitchen Collection, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                       Arthur Andersen LLP


Columbus, Ohio,
   January 16, 1998.

                          THE KITCHEN COLLECTION, INC.


                                 BALANCE SHEETS

                        AS OF DECEMBER 31, 1997 AND 1996


                                ASSETS                               1997                1996
                                ------                          --------------     ---------------

Current assets:
   Cash                                                          $    286,083         $    140,235
   Miscellaneous receivables                                          131,746              131,723
   Accounts receivable - affiliate                                    700,111            3,600,000
   Inventories                                                     15,481,435           14,915,677
   Import inventories in-transit                                      421,571              480,255
   Prepaid expenses and other                                       2,044,916            1,886,586
                                                                 ------------         ------------
              Total current assets                                 19,065,862           21,154,476
                                                                 ------------         ------------

Property, plant and equipment:
   Building and leasehold improvements                                388,017              276,446
   Furniture and fixtures                                           7,396,035            7,158,482
                                                                 ------------         ------------
                                                                    7,784,052            7,434,928
   Less:  Accumulated depreciation and amortization                (5,476,149)          (4,559,945)
                                                                 ------------         ------------
              Property, plant and equipment, net                    2,307,903            2,874,983
Goodwill, net of accumulated amortization                           3,501,313            3,616,425
                                                                 ------------         ------------
              Total assets                                       $ 24,875,078         $ 27,645,884
                                                                 ============         ============

                 LIABILITIES AND STOCKHOLDER'S EQUITY
                 ------------------------------------
Current liabilities:
   Accounts payable and miscellaneous accrued liabilities        $  5,851,656         $  6,300,484
   Accounts payable - affiliates                                       79,761               23,884
   Income taxes payable to affiliate                                  800,000              864,576
   Accrued salaries and benefits                                    1,527,614            1,378,280
   Other accrued taxes                                                847,726              817,521
                                                                 ------------         ------------
              Total current liabilities                             9,106,757            9,384,745
Long-term debt                                                      5,000,000            5,000,000
                                                                 ------------         ------------
              Total liabilities                                    14,106,757           14,384,745
                                                                 ------------         ------------

Commitments

Stockholder's equity:
   Common stock;  $.01 par value; 100,000 shares
     authorized; 10,500 shares issued and outstanding                     105                  105
   Additional paid-in capital                                       4,999,890            4,999,890
   Retained earnings                                                5,768,326            8,261,144
                                                                 ------------         ------------
              Total stockholder's equity                           10,768,321           13,261,139
                                                                 ------------         ------------
              Total liabilities and stockholder's equity         $ 24,875,078         $ 27,645,884
                                                                 ============         ============

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                          THE KITCHEN COLLECTION, INC.


                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996




                                                                 1997              1996
                                                            --------------    --------------

Net sales                                                     $78,966,257        $74,921,070

Cost of sales                                                  46,182,100         43,306,213
                                                              -----------        -----------

              Gross margin                                     32,784,157         31,614,857

Selling, general, administrative and other expenses            29,951,232         28,361,721
                                                              -----------        -----------

              Operating income                                  2,832,925          3,253,136

Interest expense                                                  387,076            511,051

Amortization expense                                              136,807            136,710
                                                              -----------        -----------

              Income before provision for income taxes          2,309,042          2,605,375

Provision for income taxes                                      1,001,860          1,112,000
                                                              -----------        -----------

              Net income                                      $ 1,307,182        $ 1,493,375
                                                              ===========        ===========



                 The accompanying notes to financial statements
                   are an integral part of these statements.

                          THE KITCHEN COLLECTION, INC.


                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996




                                                                  Additional                                   Total
                                 Number of        Common           Paid-in             Retained            Stockholder's
                                   Shares          Stock           Capital             Earnings                Equity
                                   ------          -----           -------             --------                ------

Balance, December 31, 1995          10,500          $105          $4,999,890          $ 6,767,769           $ 11,767,764

   Net income                           --            --                  --            1,493,375              1,493,375
                                    ------          ----          ----------          -----------           ------------

Balance, December 31, 1996          10,500           105           4,999,890            8,261,144             13,261,139

   Dividends paid                       --            --                  --           (3,800,000)            (3,800,000)

   Net income                           --            --                  --            1,307,182              1,307,182
                                    ------          ----          ----------          -----------           ------------

Balance, December 31, 1997          10,500          $105          $4,999,890          $ 5,768,326           $ 10,768,321
                                    ======          ====          ==========          ===========           ============






                       The accompanying notes to financial
              statements are an integral part of these statements.

                          THE KITCHEN COLLECTION, INC.


                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996



                                                                           Increase (Decrease) in Cash
                                                                        ----------------------------------
                                                                            1997                  1996
                                                                            ----                  ----
OPERATING ACTIVITIES:
   Net income                                                           $ 1,307,182           $ 1,493,375
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                        1,144,504             1,100,430
     Loss on the disposal of assets                                          91,892                10,398
     (Increase) decrease in miscellaneous receivables                           (23)               43,456
     Increase in inventories                                               (507,074)           (1,125,777)
     Increase in prepaid expenses and other                                (158,330)             (277,949)
     Increase (decrease) in accounts payable and miscellaneous
       accrued liabilities                                                 (448,828)            1,047,458
     Increase (decrease) in accounts payable - affiliates                    55,877              (127,446)
     Decrease in income taxes payable to affiliate                          (64,576)             (151,144)
     Increase in accrued salaries and benefits                              149,334               194,677
     Increase in other accrued taxes                                         30,205                83,889
                                                                        -----------           -----------
              Net cash provided by operating activities                   1,600,163             2,291,367
                                                                        -----------           -----------

INVESTING ACTIVITIES:
   Expenditures for property, plant and equipment                          (554,204)           (1,058,127)
   Proceeds from disposal of assets                                              --               426,590
                                                                        -----------           -----------
              Net cash used in investing activities                        (554,204)             (631,537)
                                                                        -----------           -----------

FINANCING ACTIVITIES:
   Dividends paid                                                        (3,800,000)                   --
   Net (advances to) repayments on loan to affiliate                      2,899,889            (1,650,000)
                                                                        -----------           -----------
              Net cash used for financing activities                       (900,111)           (1,650,000)
                                                                        -----------           -----------






(Continued on next page)

                          THE KITCHEN COLLECTION, INC.


                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)


                                                     Increase (Decrease) in Cash
                                                     ---------------------------
                                                         1997            1996
                                                         ----            ----

NET INCREASE IN CASH                                   $  145,848     $    9,830

CASH, beginning of the year                               140,235        130,405
                                                       ----------     ----------

CASH, end of the year                                  $  286,083     $  140,235
                                                       ==========     ==========


Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:
   Interest                                            $  421,657     $  463,689
   Income taxes                                        $1,078,267     $1,253,554







                       The accompanying notes to financial
              statements are an integral part of these statements.

                          THE KITCHEN COLLECTION, INC.


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



(1)    ORGANIZATION

       The Kitchen Collection, Inc. (the Company) is a specialty retailer of kitchenware, tableware, small electrical appliances and related accessories. The Company operates a chain of 143 retail and factory outlet stores throughout the United States and is a wholly-owned subsidiary of NACCO Industries, Inc. (NII).


(2)    SIGNIFICANT ACCOUNTING POLICIES

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Inventories

       Inventories are stated at the lower of cost or market as determined by the retail inventory method.

       Property, Plant and Equipment

       Property, plant and equipment is stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. For financial reporting purposes, depreciation and amortization is provided using the straight-line method based upon the estimated useful lives of the related assets, as follows:

               Leasehold improvements                              5 years
               Furniture and fixtures                              5 years

       Goodwill

       Goodwill represents the excess purchase price paid over the fair value of the net assets of the Company acquired by NII and is being amortized over forty years on a straight-line basis. Accumulated amortization was $1,103,157 and $988,045 at December 31, 1997 and 1996, respectively, with related amortization expense of $115,112 for each of the years ended December 31, 1997 and 1996. Management regularly evaluates its accounting for goodwill considering such factors as historical and future profitability and believes the asset is realizable and that the amortization period remains appropriate.

       Advertising

       The Company incurs advertising costs in the form of radio, newspaper and other print ads. Such costs are expensed as incurred. Advertising expense was $250,785 and $250,455 in 1997 and 1996, respectively.

       Fair Value of Financial Instruments

       The Company enters into interest rate swap agreements with terms that run concurrent with the related debt. The differential between the floating interest rate and the fixed interest rate, which is to be paid or received, is recognized in interest expense as interest rates change over the life of the related debt agreement.

       The fair values of financial instruments have been determined through information obtained from quoted market sources and management estimates. The fair value of the financial instruments approximated their carrying values at December 31, 1997 and 1996. The Company does not hold or issue financial instruments or derivative financial instruments (interest rate swap agreements) for trading purposes.


(3)    LINE-OF-CREDIT AGREEMENT

       The Company has an unsecured revolving line-of-credit agreement with a commercial bank for $5,000,000. Interest accrues at the bank's prime rate, money market rate or LIBOR rate plus a base rate margin of .425% to 1.25%, as determined by certain performance measures. The Company had no funds drawn against the available balance at December 31, 1997 or 1996. As of December 31, 1997, the Company had letters of credit outstanding totaling $96,663, which reduces the available balance to $4,903,337. The credit agreement expires on May 31, 2000, and it provides an option to extend the facility for one additional year on an annual basis.

(4)    LONG-TERM DEBT

       On May 10, 1994, the Company entered a term note agreement with a commercial bank for $5,000,000. Interest is payable quarterly at LIBOR, plus a base rate margin between .75% and 1.75%, determined by certain performance measures. The note is unsecured and annual principal payments are due on January 15 of the following years:


                          Year                                Amount
                          ----                                ------

                          1998                               $     -
                          1999                                2,500,000
                          2000                                2,500,000
                                                             ===========
                                                             $5,000,000
                                                             ===========

       The note contains restrictive covenants regarding maintenance of minimum net worth, interest coverage and leverage. The Company was in compliance with all covenants as of December 31, 1997 and 1996.

       The Company entered into an interest rate swap agreement with a six year term during 1994. The use of this agreement allowed the Company to enter into a long-term credit agreement with a performance based, floating rate of interest and then swap it for a fixed rate of 6.81% plus a base rate margin, as opposed to entering into a higher cost fixed-rate credit agreement. This agreement is with a major commercial bank; therefore, the risk of credit loss from nonperformance by the bank is minimal. The following summarizes the notional amounts and related rates on this interest rate swap agreement.

                                       1997            1996
                                       ----            ----

       Notional amount              $5,000,000      $5,000,000
       Average variable rate               6.6%            6.8%    (6.81% and 6.82% at
          received                                                 December 31, 1997 and 1996,
                                                                   respectively)
       Average fixed rate paid             7.8%            8.0%    (7.81% and 8.06% at
                                                                   December 31, 1997 and 1996,
                                                                   respectively)

 (5)   INCOME TAXES

       The provision for income taxes consists of the following:

                                         1997                1996
                                         ----                ----

       Currently payable:
          Federal                    $  802,860          $  882,000
          State and local               192,000             244,000
                                     ----------          ----------
                                        994,860           1,126,000
                                     ----------          ----------
       Deferred:
          Federal                        10,000             (18,000)
          State and local                (3,000)              4,000
                                     ----------          ----------
                                          7,000             (14,000)
                                     ==========          ==========
              Total provision        $1,001,860          $1,112,000
                                     ==========          ==========

       Reconciliation of the Federal statutory and effective income tax rates is as follows:

                                                           1997         1996
                                                           ----         ----

       Federal statutory rate                              35.0%        35.0%

       Amortization of goodwill                             1.7          1.5

       State and local income tax, net of Federal
          income tax effect                                 5.4          6.2

       Other                                                1.3           --
                                                           ----         ----

       Effective tax rate                                  43.4%        42.7%
                                                           ====         ====

       A summary of the components of the net deferred tax asset balances, included in the accompanying balance sheet in prepaid expenses and other, is as follows:

                                                1997             1996
                                                ----             ----

       Inventories                           $ 135,000         $ 140,000
       Accrued expenses and reserves           404,000           366,000
       State income taxes                        9,000           (18,000)
       Depreciation                           (222,000)         (226,000)
                                             ---------         ---------
              Deferred tax asset, net        $ 326,000         $ 262,000
                                             =========         =========

(6)    RELATED PARTY TRANSACTIONS

       Net purchases of inventories from Hamilton Beach<>Procter Silex (HBPS), a related company, during the years ended December 31, 1997 and 1996, were $6,264,169 and $6,080,255, respectively. The purchase price of this inventory is determined by negotiations between the two companies and is comparable to market. Related inventory levels at December 31, 1997 and 1996, were approximately $1,355,000 and $1,682,000, respectively. At December 31, 1997 and 1996, the Company owed HBPS $56,812 and $415, respectively, for these purchases.

       The Company incurred $121,454 and $79,138 for miscellaneous services provided by NII for the years ended December 31, 1997 and 1996, respectively. The Company had payables for such services at December 31, 1997 and 1996, of $22,949 and $23,469, respectively.

       The Company has an agreement with NII to loan NII up to $15,000,000. Outstanding amounts are collectible on demand. Interest is payable quarterly at the applicable short-term Federal rate. The Company has a receivable due from NII at December 31, 1997 and 1996 of $700,111 and $3,600,000, respectively. The Company recorded related interest income of $28,502 during 1997 and $14,184 during 1996.

       The Company has a tax sharing agreement with NII, as NII and the Company are included in the same consolidated group for Federal tax purposes. The Company files separate tax returns for state and local tax purposes. The Company has recorded taxes payable to NII at December 31, 1997 and 1996, of $800,000 and $864,576, respectively.


(7)    LEASES

       The Company leases its home office, retail stores, warehouse space and equipment under noncancellable operating leases which expire at various dates through 2006. Future minimum lease payments are as follows:


                   1998                               $ 5,750,828
                   1999                                 5,023,174
                   2000                                 4,047,974
                   2001                                 2,370,175
                   2002                                 1,308,756
               Thereafter                                 730,985
                                                      ------------

                    Total minimum payments            $19,231,892
                                                      ============

       The Company has leases with percentage of sales clauses in all but one of its retail store locations. Percentage of sales rent expense amounted to $626,718 for the year ended December 31, 1997 and $552,036 for the year ended December 31, 1996. The Company's total rent expense for the years ended December 31, 1997 and 1996, was $9,023,876 and $8,631,686,
       respectively.


(8)    RETIREMENT INCOME PLANS

       The Company maintains a defined contribution savings plan for employees who have completed one year of service and are at least 21 years of age. Employees can elect to defer and contribute a portion of their salary, following the guidelines established in the plan. The Company makes matching contributions of 50% of the employee's contribution, limited to 3% of the employee's compensation. In addition, the Company can make an annual profit sharing contribution at its discretion.

       Effective January 1, 1995, the Company established a deferred compensation plan for management employees. The purpose of the plan is to provide for certain employees of the Company benefits they would have received under the retirement savings plan but for certain limitations imposed by the Internal Revenue Code. The plan is administrated and the related assets are held by the Company. Earnings are accrued by the Company based upon return on equity, as defined by the plan. The assets of the plan are unsecured.

       The Company's matching contribution, profit sharing contribution and earnings accrued on the plans described above was $330,364 and $267,443 for the years ended December 31, 1997 and 1996, respectively.

       Effective December 20, 1995, the Company established a deferred compensation plan for participants in the retirement savings plan not included in the deferred compensation plan for management employees. The purpose of the plan is to provide for certain employees of the Company benefits they would have received under the retirement savings plan but for certain limitations imposed by the Internal Revenue Code. The plan is administrated and the related assets are held by the Company. Earnings shall be accrued by the Company based upon the earnings of the retirement savings plan, as defined by the plan. The assets of the plan shall be unsecured. As of December 31, 1997, there are no participants nor has the Company incurred any expense with relation to this plan.

(9)    SELF INSURANCE COVERAGE

       The Company is self insured for health insurance with stop loss coverage for claims which exceed $50,000 per incident. Total expense for 1997 and 1996 was approximately $501,000 and $558,000, respectively.


(10)   SUBSEQUENT EVENTS

       Through January 16, 1998, the Company made additional advances to NII of $1,200,000 and received payments of $1,100,000, for a net receivable balance of $800,111 at January 16, 1998.